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                        SmartForce Public Limited Company
                              900 Chesapeake Drive
                             Redwood City, CA 94063

                                  April 8, 2002

     Re:      SmartForce Public Limited Company

              Application for Withdrawal of Registration Statement on Form S-4 Commission File No. 333-84768
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VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  90549
Attn:  Barbara Jacobs

Ladies and Gentlemen:

           Pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended, SmartForce Public Limited Company (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4 together with all exhibits thereto, (collectively the "Registration Statement").

           The Registration Statement was originally filed with the Securities and Exchange Commission on March 22, 2002 in connection with the proposed merger of a subsidiary of the Company with Centra Software, Inc. The Company requests withdrawal of the Registration Statement because the merger agreement has been terminated by the parties and the transaction will not be pursued further, as disclosed by the Company in a Form 8-K filed with the Commission on April 8, 2002. None of the Company's ordinary shares, represented by American Depositary Shares, have been issued under the Registration Statement.

           If you have any questions regarding the foregoing application for withdrawal, please contact Steven V. Bernard of Wilson Sonsini Goodrich & Rosati, legal counsel to the Company in connection with the Registration Statement, at (650) 493-9300.

                                 Sincerely yours,

                                 /s/ Gregory M. Priest
                                 -------------------------------------
                                 Gregory M. Priest
                                 Chairman, President and Chief Executive Officer

cc:    Meredith Masters
       Steven V. Bernard, Esq.
       Robert W. Sweet, Esq.